SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Tax ID (CNPJ) # 76.483.817/0001-20
PUBLICLY TRADED COMPANY
CVM Record 1431 - 1

EXTRACT OF THE MINUTES OF THE 63rd EXTRAORDINARY
MEETING OF BOARD OF DIRECTORS
(Free translation from original in Portuguese)

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba - PR. 2. DATE AND TIME: February 9, 2004 - 2:00 pm. 3. BOARD: João Bonifácio Cabral Júnior - Chairman; Paulo Cruz Pimentel - Executive Secretary of the Board of Directors. 4. AGENDA AND DELIBERATIONS: Item I - RENEGOTIATION OF THE TERMS AND CONDITIONS OF THE FIRST SERIES OF COPEL'S SECOND DEBENTURES ISSUE: in accordance with Clause 4.5 of the Indenture of the second debentures issue that took place in March 2002, in three series, the Board of Directors approved the renegotiation of the terms and conditions of remuneration and maturity of the first series of that issue in the amount of R$100 million. 5. SIGNATURES : JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; PAULO CRUZ PIMENTEL - Executive Secretary of the Board of Directors; ACIR PEPES MEZZADRI; AMÉRICO ANTONIO GAION, LINDSLEY DA SILVA RASCA RODRIGUES; LUÍS ANTÔNIO ROSSAFA, ROBERTO ANTÔNIO VON DER OSTEN.---------------------------------------------------------------

The minutes of the 63rd Meeting of the Board of Directors will be drawn up and included in the appropriate book no. 5, registered in the Commercial Registrar of the State of Paraná under no. 00/056085-5, on August 8, 2000.

PAULO CRUZ PIMENTEL
Executive Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.